Zhongchao Inc.

Room 2504, OOCL Tower

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

VIA EDGAR

May 6, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Mara Ransom

Re: Zhongchao Inc.

Amendement No. 1 to Registration Statement on Form F-3

Filed February 27, 2025

File No. 333-283916

Dear Ms. Ransom:

Zhongchao Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2025, regarding Amendment No. 1 to our Registration Statement on Form F-3 submitted to the Commission on February 27, 2025. In response to the Staff’s comments, the Company has revised the Registration Statement and is submitting via Edgar an amended registration statement (the “Registration Statement”) with this response letter. For your convenience, we have repeated below your comments in bold, and have followed each comment with our response.

Registration Statement on Form F-3 filed February 27, 2025

Cover Page

1.	We note your response to prior comment 1. Revise to disclose the information you provided in your response in an appropriate place in your prospectus. Specifically, please disclose that Zhongchao Group Limited is a holding company without any operations in Hong Kong and that, as such, you do not believe regulatory actions related to data security or anti-monopoly concerns in Hong Kong have a material impact on the ability of the Company, its subsidiaries or the PRC operating entities to conduct business, accept foreign investment or continue to be listed on a U.S./foreign exchange.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the Registration Statement.

***

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Pei Xu
Pei Xu
Chief Financial Officer

cc:	Wei Wang, Esq. Ellenoff Grossman & Schole LLP